December 3, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (617) 444-3695

James H. Hammons, Jr.
Assistant General Counsel
Akamai Technologies Inc.
8 Cambridge Center
Cambridge, MA 02142

> **Re: Akamai Technologies Inc.**
> **Definitive 14A**
> **Filed April 9, 2007**
> **File No. 0-27275**

Dear Mr. Hammons:

      We have reviewed your response letter dated September 21, 2007 and have the following comment. Please respond to our comments by December 17, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

1. We reissue comments six, seven, and nine from our letter dated August 21, 2007. You have not provided a detailed analysis as to why disclosure of the targets would result in competitive harm. You indicate that disclosure of this information would "increase the likelihood of raiding of our personnel." It is unclear how this is a significant factor given the actual compensation disclosed in the proxy statement and it does not appear to be a valid basis for excluding such information. Please either provide us with a detailed explanation for your conclusion that disclosure of the targets would result in competitive harm or disclose such information in future filings. To the extent that it is appropriate to omit specific targets, please provide disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the

target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Please contact me at (202) 551-3357 with any questions.

Sincerely,

Pam Howell
Special Counsel